

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

William M. Walker
Chairman, President and Chief Executive Officer
Walker & Dunlop, Inc.
7501 Wisconsin Avenue
Suite 1200
Bethesda, MD 20814

> **Re:** **Walker & Dunlop, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2010**
> **File No. 333-168535**

Dear Mr. Walker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 4, 2010
General

1. Please include the "placeholder information" in your next amendment as we may have additional comments upon receipt and review of that information.

Our Company, page 1

2. Please revise here and throughout your document to clarify your obligation to repurchase sold loans as a result of a breach in customary representations and warranties, clearly differentiating such obligations from your risk sharing obligations discussed elsewhere. To the extent applicable, discuss the existence of these repurchase commitments, including triggering events, and the extent to which you have been required to perform under them.

Our History and the Formation Transactions, pages 6 and 56

3.   Please revise this section to include a chart indicating your current ownership structure in
        addition to the chart you provided showing your anticipated structure after giving effect
        to the formation transactions.

Summary Selected Financial Data, page 10

4.   Please refer to footnote 1 to the tabular presentation of the summary selected financial
        data and address the following:

        •   Please revise all presentations throughout the document to present pro forma income
            taxes for the periods ended December 31, 2009 and June 30, 2010 as if the company
            were a taxable entity. In periods subsequent to becoming a taxable entity, pro forma
            income tax information and pro forma EPS for periods prior to conversion to a
            taxable entity should continue to be presented.

        •   Please revise to provide an expanded discussion of the tax liability that will be
            recognized when the transaction is completed. A tabular presentation of the
            components of the net liability may be helpful.

Risk Factors, page 12

5.   Please include a stand-alone Risk Factor the discusses the risks associated with the fact
        that it does not appear that you will have an independent board following the
        consummation of the offering.

Capitalization, page 32

6.   Please revise footnote 3 to indentify the formation costs referenced and their relationship
        to deferred taxes to be incurred as result of the company becoming a taxable entity.

Selected Financial Data, page 35

7.   Please revise to disclose the source of the information presented for 2006 and 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 37

8.   Please revise here and throughout your document to clarify that, in cases where you do
        not fund the loan, you are acting as a loan broker. Revise to more transparently discuss
        the structure of fees and expenses for these arrangements with a view to differentiating
        them from situations where you originate loans.

Revenues, page 39

9.   Please revise your discussion of loan origination fees to clarify what premiums earned on the sale of a loan are.

10.   Please revise your discussion of the results of operations to quantify the amount of make-whole payments you have received from Fannie Mae and Freddie Mac as a result of loan prepayments in each period presented, clarifying how much of your servicing fees resulted from these activities.

11.   Please revise net warehouse income to separately present interest income and interest expense related to warehouse financing. We believe each of these items represents important trends in your financial statements and that each of these items is independent of the other. To the extent you continue to believe net presentation is appropriate on the face of the financial statements, revise to disclose why you believe so and to disclose the basis for doing so. At a minimum, revise to include a tabular presentation of these items reconciling to the net amount in your discussion of the results of operations and in the footnotes to the financial statements may be helpful.

Critical Accounting Policies, page 41

12.   We note that here and throughout your document that you present and discuss gains attributable to MSRs as revenue. As you know, an MSR does not exist until it is separated from the loan at the time the loan is sold. It is an asset that is recorded when the loan is removed from your books, and it does not result in a gain in and of itself. It represents a contractual right to future cash flows in exchange for servicing the underlying loans and is an intangible asset. Further, you disclose on page F-11 that "Gains and losses on the sales of mortgage loans are recognized based upon the difference between the selling price and the carrying value of the related mortgage loans sold. The gain on the sale of mortgage loans is reported in the accompanying consolidated and combined statements of income as loan origination fees (representing loan origination related fees, net of co-broker fees, collected from the borrower and income attributable to premium pricing and gain attributable to MSRs, net of Guaranty obligations (representing the value values assigned to MSRs and Guaranty obligations)." Please revise here and throughout your document, including the footnote to your financial statements, to address the following:

- Please describe in detail your accounting for loan sales such that a gain attributable to MSRs is recorded as revenue. Refer to the specific authoritative literature you relied on in determining the appropriateness of recording gains attributable to MSRs as revenue. To the extent the amounts reflected in this line item actually reflects gains on sale of loans, revise your titles throughout your document to more clearly reflect the nature of those amounts.

- You refer to the "gain attributable to MSRs, net of Guaranty obligations" on page F-11. Clearly differentiate the amounts related to the guaranty obligations netted against this gain from your Provision for risk-sharing obligation. To the extent the Provision for risk-sharing obligation is actually a component of the gain on sale of loans, clearly explain how you determined it is appropriate to report the Provision for risk-sharing obligation as an expense rather than a reduction of the gain on sale of loans.

- To the extent that the risk-sharing obligation is the same as your guaranty obligation, please revise your titles through the document to more transparently reflect that fact. If they represent different amounts, then revise to more clearly explain that fact and what each represents and how they are each determined.

- Please revise to clarify the basis for recording a provision for risk sharing obligation at the loan level when you believe it is probable that a loss has been incurred since you know from a historical perspective that there will be loans subject to this obligation when they are sold, clarifying how you consider this obligation when loans are sold.

- Please revise your discussion of the results of operations and the footnotes to the financial statements to include a tabular presentation reconciling loan sales in each period presented to the amount of sold loans, the amount recognized as a servicing asset or liability, the amount recognized as a gain or loss on the sale of the loans, and the amount recorded as guaranty obligations.

Results of Operations, page 41

13.   Please expand here and elsewhere throughout the document the reasons for and impact of the fact that your business is seasonal.

14.   For all periods presented, please revise your discussions of the Provisions for Risk Sharing Obligation to more clearly identify and discuss in detail the underlying trends in credit quality and timing of loss recognition.

Sources of Liquidity: Warehouse Facilities, page 50

15.   Please expand on your disclosure that you were in breach of your delinquency rate covenant with Bank of America as of June 30, 2010. Please include a discussion of how this breach will impact the terms of your warehouse line going forward.

Credit Quality and Allowance for Risk Sharing Obligation, page 52

16.   Please revise the information in this table to provide the actual dollar amount(s) of the various items presented in addition to the percentages you present. Include an actual roll-forward of the risk sharing obligation.

17.   Please revise to provide quantified information of your Fannie Mae DUS loans subject to full risk sharing agreements and modified risk sharing agreements. Include a quantified discussion of how the level of risk sharing agreement affected the amount of the provision as well as how it affected the "Provision as a percentage of Fannie Mae at risk servicing portfolio" in your table on page 52. Identify the loss trends for each level of loss sharing agreement, and discuss the extent to which those trends are proportionally similar.

18.   Please revise your table on page 52 to also present a measure of the provision as a percentage of loans on which the risk-sharing provision was triggered.

Investment Services, page 64

19.   Please revise this section to more clearly identify and discuss the inherent conflicts of interest in your investment advisory activities and your other brokerage and origination activities. Identify the steps you take to mitigate such conflicts of interest.

Underwriting and Risk Management, page 65

20.   Please revise this section to discuss the underlying credit quality trends experienced during the periods presented.

Our Management, page 71

21.   It appears from your table on page 71 that no members of your board qualify as independent within the meaning of the NYSE listing standards. Please include a more detailed discussion in your Corporate Governance section on page 75 of the impact the lack of independent board will have on your operations and standing with the NYSE.

Compensation Discussion and Analysis, page 77
2009 Executive officer Compensation, page 81

22.   We note your disclosure that for 2009 your adjusted net income exceeded the targeted adjusted net income you established in order for participants to qualify for your long-term incentive bonus program. Please revise your registration statement to state what your targeted net income level was for 2009.

> To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Executive Compensation, page 82

23.   We note that you have provided disclosures for only two named executive officers (Messrs. Smith and Warner) that may be considered covered persons in accordance with Item 402(a)(3)(iii) rather than three such individuals as the rule requires. Please revise your registration statement to satisfy the requirements of Item 402(a)(3)(iii).

Certain Relationships and Related Transactions, page 92
2009 Column Transaction, page 92

24.   Please revise to provide a discussion of how the fair values of the assets related to the GPF and Column transactions were determined. Clarify that the Column transaction was recorded as an acquisition of a business.

25.   Please revise to provide a discussion of how the resultant ownership percentages of Walker and Dunlop LLC were determined considering the value of the contributed and acquired assets, including a discussion of the bargain purchase aspect of the Column acquisition.

Financial Statements, beginning on page F-1
Report of Independent Registered Public Accounting Firm, page F-2

26.   Please revise to provide a signed and dated opinion from your independent registered public accounting firm with no restrictions or exceptions in a pre-effective amendment.

Consolidated and Combined Statements of Income, page F-4

27.   Please revise to present pro forma earnings per share on the face of your Statements of Income on page F-4 and consistent with your tabular presentation in Note 7 on page F-18 to give effect to the conversion from an LLC to a corporation.

Note 1—Organization, page F-7

28.   You disclose on page 64 that you provide certain investment advisory services to W&D Balanced Release Estate Fund I, LLC and Walker & Dunlop Apartment Fund I, LLC. We note you also have certain ownership interests in each fund. You disclose on page F-

7 that your financial statements consolidated W&D Balanced Real Estate Fund LGP, LLC, a wholly-owned subsidiary of W&D LLC. Revise to clearly describe the relationship between W&D Balanced Release Estate Fund I, and W&D Balanced Real Estate Fund LGP, LLC. Tell us in detail and briefly disclose how you consider the guidance of ASC 810-10-05 (FIN 46R) and ASC 810 (SFAS 167) in determining whether it was appropriate to consolidate W&D Balanced Release Estate Fund I, LLC and Walker & Dunlop Apartment Fund I, LLC.

Note 2 – Summary of Significant Accounting Policies, page F-8
Restricted Cash, page F-8

29. Please revise to more clearly disclose the specific nature of each restricted cash item presented.

Loans Held for Sale, page F-12

30. Please revise to clarify what you mean by the phrase "unless contemporaneous documentation to the contrary is put in place at the time of the loan's closing." Describe and quantify the extent to which this method was used in lieu of fair value, and clearly describe how the value was determined in these situations.

Note 3 - Merger and Restructuring Activity, page F-12

31. Please revise to clarify the basis for presenting cash received in the acquisition of Column as a financing activity in the statements of cash flows. Business acquisitions represent investing activities. Tell us how you considered the guidance of ASC 230-10-45.

32. Please revise to provide an expanded discussion of how the fair value of the consideration transferred to Column was determined.

Note 4 – Mortgage Servicing Rights, page F-16

33. Please revise to clarify the relationship between the tabular presentation of the activity of capitalized MSR's to the tabular presentation of the gain attributable to MSR's activity.

Note 5 – Guaranty Obligation, page F-16

34. Please revise to provide an expanded discussion of how you determine the amount recorded as your guaranty obligation, clarifying in sufficient detail the difference between your obligation to stand ready and your contingent obligation, how you calculate each, and why you believe your obligation to stand ready more appropriately represents your obligation.

35.   Please tell us your basis for amortizing the guaranty obligation over the life of the loan and how this is affected by credit losses.

36.   In the third complete paragraph on page F-17 you state, "Along with a write-off of the loan-specific MSR." Please revise this incomplete sentence to be more clear.

Exhibits

37.   Please file all missing exhibits, including an opinion regarding tax matters as is required by Item 601(b)(8) of Regulation S-K, as we may have additional comments. Please include the as in effect documents for Exhibits 3 rather than "Form of."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director